Exhibit 20


                             [FORTUNE BRANDS LOGO]



                  CAGNY Presentation - Ritz Carlton, Naples, FL

                           Thursday, February 18, 1999


                                 Thomas C. Hays
                      Chairman and Chief Executive Officer
                              Fortune Brands, Inc.


                                  Tom V. Wilen
              Executive Vice President and Chief Operating Officer
                         Jim Beam Brands Worldwide, Inc.

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                                   T. C. Hays
                                   ----------

Good afternoon. At Fortune Brands we've been delivering consistently strong E.P.S. growth. And the outlook is very bright.

Now, what is Fortune Brands?
* First of all, we're great brands. We have a powerhouse combination of premier consumer brands with leadership positions in growing categories.
* Of our more than $5 billion in sales, about 80% comes from brands that rank #1 or #2 in their markets.
* Fully 15 brands each generate more than $100 million in annual sales, including 10 with sales in the range of $200 million or more.

    These 15 $100 million-plus brands are tremendously valuable household names. Powerfully positioned category-leaders like Titleist
    - the #1 ball in golf. Jim Beam - the #1 bourbon in the world. Master Lock - the #1 padlock. Moen - the #1 faucet. Swingline - the #1 stapler.

* Along with great brands, Fortune Brands is also strong financial resources, - including tremendous cash flow. Even after we fund substantial dividends to our shareholders, we expect to generate free cash flow over the next several years in the range of $200-$250 million a year. This amounts to around 60 cents of free cash flow for every dollar of reported earnings giving us substantial reinvestment options.

* Finally, Fortune Brands is sharp focus on three operational imperatives that we refer to as R-C-A: Revenue growth - Cost initiatives - and Asset management. Throughout Fortune Brands, these R-C-A initiatives are all #1 priorities. At Fortune Brands we've worked hard at developing a highly disciplined culture that rewards innovation and operational excellence. We demand strong performance. And we're delivering it.

For the year 1998:
*   Sales were up over 8% to $5-1/4 billion.
*   Contribution was up 7%, with record performance in every segment.
* Income from operations was up a solid 14%, compared with 1997's pro forma.
*   And diluted E.P.S. was up 13% to $1.67.

On a cash basis, adding back 59 cents of goodwill amortization, our


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earnings were substantially higher.  Cash earnings per share reached $2.26, 35% higher than our reported earnings and up 10% from the prior year.

Our 1998 earnings growth was right in line with the target we had established a year earlier. In fact,consensus held steady, moving just 1% over the course of the entire year. Contrast that with substantial downward revisions for many of our competitors whose results were dramatically affected by unexpected challenges.

Challenges like:
  *     The contraction in the golf club market
  *     The widespread trade inventory reduction programs in office products.
  *     The economic problems in Asia, Russia, and South America.
  *     And the strength of the U.S. dollar

At Fortune Brands, we get less than 2% of our total revenues from Asia, Russia, and South America. So the turmoil in those markets has been a comparative non-event for us.

But we do have substantial international operations, operations with leading positions in markets like the U.K., Australia, and Canada that generate more than 25% of our revenues and contribution.

In fact, excluding the impact of currency translation, our underlying results were even stronger:

   -  Sales for the year were up 9%, rather than the reported 8%.
   -  Contribution was up 9%, compared with the reported 7%.
   - And E.P.S. was up 16%, compared with the reported 13%. That 16% increase underscores the strong performance of our brands.

* During 1998, we also completed three add-on acquisitions that are performing very well.

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*   We repurchased nearly 3 1/2 million shares, about 2% of the total.
    And we closed the year, even after option exercises, with a net reduction of a million and a half diluted shares.

*   We also increased the dividend 5%.

For 1999, we expect another excellent year with E.P.S. growth in line with the consensus 10 to 11%. Longer-term, the outlook is even stronger. Our long-term goal is to generate 13%-plus E.P.S. growth, and we've delivered it.

As we look to 1999 and beyond, we draw confidence from the very positive outlook for our operations and from the excellent performance of our recent acquisitions.

   -  First, operations.
      * We entered 1999 with strong momentum in home products and spirits and wine. These strongly performing brand groups generate
         2/3rds of our operating company contribution and an even higher percentage of EBITDA.
      * In office products, which generates about 17% of contribution, we're continuing to see solid underlying growth.
      * And in golf, where long-term growth is driven by great demographics, we're benefiting from premier brands and a host of new products.

   - Complementing that positive outlook is very strong performance from our recent acquisitions. Over the past two years, we completed a total of eight add-on acquisitions. These further strengthened our category leadership. They were accretive to earnings in 1998. And we expect even stronger accretion in 1999.

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   -  In 1999, we'll also reap very modest benefit from the nearly 3 1/2 million common shares we repurchased during 1998. Depending on other opportunities and market conditions, we could complete purchases at a similar level in 1999.

So, our powerful cash flow - which has given us the resources to simultaneously
     *  Invest in our brands
     *  Make substantial add-on acquisitions
     *  Fund significant share repurchases
     * And increase the dividend together with the strength and breadth of our brand portfolio - gives us great confidence as we look to the future.

Obviously, we face challenges. But with our strong brand and financial resources, along with our sharp focus on our R-C-A - Revenue growth, Cost initiative, Asset management - strategy, we've been converting those challenges into competitive advantage.

Turning to revenue growth, we're achieving market share gains across most of our key categories through aggressive initiatives.

Innovation has become a core competence - and we're making dramatic gains with innovative new products. New products drive volume. New products drive pricing. New products drive margins. We're realizing great returns from very aggressive investment in new product development.

This past year, we increased R&D investment by 16% to a record $54 million. That marked the third successive year of double-digit increases in R&D and was more than twice our 1995 investment. The payoff is hundreds of new products introduced during the year. Overall, about 28% of our sales were generated by new products introduced over just the past three years. That's significantly higher than in the past. These innovative new products include many singles and doubles, along with some grand slams.

      -  Grand slams like the PureTouch filtering faucet from Moen.
         Moen is the #1 faucet brand in North America, and it is our largest brand with sales approaching $700 million.


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         We introduced PureTouch last January.  Sold out the year's forecasted sales in February. More than quadrupled capacity to meet anticipated demand. And we're just beginning to advertise it. Take a look. (Commercials shown)

      - Another new product home run, is DeKuyper Sour Apple Pucker. DeKuyper is the #1 cordial brand in America. It is our biggest U.S. profit center in spirits and wine, and Tom Wilen will have more to say about this phenomenal success.

      Innovation takes many forms not just new products. For example, Master Lock generated tremendous brand publicity with an innovative idea that capitalizes on its highly recognizable "Shot Lock" image. It's the nation's first one-second commercial, and it grabbed television news coverage in markets from coast-to-coast.

      Look at this coverage from New York's news channel 4. But don't blink! (Master Lock 1-second commercial coverage shown)

We're also achieving strong revenue and bottom-line growth with high return add-on acquisitions. We've learned from the past, and we've refined a highly disciplined process that's delivering strong performance. Only about 1 in 4 prospects that reach due diligence make it through that process.

For the 8 acquisitions we completed over the past two years, we generally paid 5-to-8 times EBITDA. We're targeting to cut that in half, on average, after two years. And we're right on track. Altogether we paid around $400 million for those eight acquisitions and added annualized sales of nearly $500 million. We expect that compared with a comparable investment in share purchases, these 8 add-ons will deliver nearly twice the 1999 accretion and considerably more going forward. That's why these add-on acquisitions are so attractive to us.

Despite the generally deflationary economic environment, we're also driving revenue growth with price increases on selected major brands.

For Jim Beam, the world's #1 bourbon, we introduced a substantial 8% U.S. price increase this month. We expect to reinvest much of the incremental gross profit to further strengthen this global brand.

We identified another substantial pricing opportunity at our strongly performing Aristokraft cabinet operation. We raised Aristokraft prices

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nearly 3% this past September.  Despite the higher prices, demand actually increased and sales were up a tremendous 21% in the fourth quarter. That capped a solid double-digit growth year for Aristokraft.

So we're driving revenue growth very effectively with innovative new products and marketing, with high return acquisitions and by capitalizing on selective pricing opportunities.

The second leg of our R-C-A strategy is cost initiatives. For us cost reduction is a way of life. The most significant current initiative has been the transfer and expansion of home and office manufacturing from the U.S.
to Mexico. We're shifting assembly and most primary manufacturing for the Swingline stapler brand and substantial assembly of laminated padlocks for Master Locks.

This transition has gone very quickly and very smoothly. We've had a highly successful office products operation in Nogales since the mid-1980s. Master Lock has benefited enormously from that presence and now operates under the same newly constructed roof with office products.

As a result of the fast implementation, we achieved more than $10 million in total savings from the Nogales project in 1998, and we expect significant incremental savings in 1999.

Overall, from the restructuring projects initiated late in 1997, including Nogales, we're projecting more than $50 million in 1999 savings. These savings are essential to achieving profit growth in the present market environment. And additional cost reduction initiatives are underway in every area of our business.

The third and equally important leg of our RCA growth initiatives is asset management. We're very sharply focused on enhancing return on investment.
ROI measures are a key element in compensation programs across all our operations. For our operating executives, for example, asset management drives around 40% of incentive compensation.

Let me summarize where we are with ROI, how we got here, and what we're doing. As many of you know, over the past five years, we've accomplished a massive restructuring, disposing of more than $10 billion of our revenues, 70% of the total. The disposed businesses were low-growth, low-P/E businesses. But they generated very high return on investment.
In fact, prior to the restructuring, our R.O.E. had ranged from the high teens to the low 20s.

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We approached our restructuring with the goal of creating substantial shareholder value and today our growth profile is substantially stronger.
But reflecting our heritage, every business carries substantial goodwill, $3.8 billion in total. While our current accounting practices support that value, we'll be taking a hard look at these practices over the coming months.

To enhance returns, we've made significant progress in driving down our use of working capital. This past year, we improved working capital efficiency - that's cents of working capital required per dollar of sales - by more than 2% points.

That's helped drive another significant improvement in our return on net tangible assets, or RONTA. This is a key compensation element for our operating executives. In 1998, RONTA moved up 1 1/2 points to 33%, substantially above our cost of capital.

The key asset management measure for our senior corporate executives is return on equity. Last year, we improved return on equity by nearly a full percentage point.

Obviously, a key driver of future trends is the successful performance of our new investments including acquisitions.

As noted, we've implemented a very disciplined process:
     *   Clearly defined selection criteria
     *   Intensive due diligence
     *   Firm commitment cases from operating management
     *   And demanding post-audits

We've learned from the past. The eight acquisitions we completed in 1997 and 1998 are solidly on-track. They are accretive to earnings. And they will be delivering returns comfortably in excess of our cost of capital. And as noted they're also driving earnings considerably more strongly than an equal investment in share repurchases would. We continue to be sharply focused on enhancing our returns.

With our R-C-A initiatives, along with superb execution, we increased our core operating margin last year. And we're projecting continued expansion over the next several years.

Let me comment now on two categories where we overcame well publicized 1998 challenges and substantially outperformed most


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competitors:  golf and office products.  We generated record sales and contribution in both.

In golf, those records reflect strong new product performance and the breadth of our presence. In addition to our significant position in golf clubs, we are the worldwide leader in golf balls, #1, golf shoes, #1; and golf gloves, #1.

For us golf balls is the largest and most profitable. It accounts for about 40% of our total golf revenues and our golf ball business had a banner year.

     *  Golf ball units were up over 7%.
     *  Revenues were up 11%.
     *  Contribution grew even faster.
     * And our share of on-course market units surged 2 points to 49 1/2%, an all-time high. Our dollar share reached 53%.

This strong performance reflects:
     * Titleist's powerful position as the #1 ball in golf, including tremendous leadership with the top pros
     *  A 9% volume increase for the Pinnacle brand
     *  And very strong demand for new products

We introduced four new Titleist balls a year ago, and another new ball at the PGA Merchandise Show three weeks ago. The new Titleist Tour
Distance is off to a phenomenal start, capturing over 7% of the market. Take a look! (Commercial shown)

On the worldwide professional tours, Titleist continues to dominate. During 1998, Titleist was the winning ball in 162 tour events. That was more than four times its closest competitor.

For the Pinnacle brand, a "fun" irreverent image and "distance" performance continue to drive strong growth. No ball goes farther! (Commercial shown)


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At the PGA Merchandise Show, we also rolled out a family of Cobra golf balls, called the Cobra Dista. The Cobra Dista has an innovative product premise, with four models designed for golfers with varying swing speeds. And it fills a significant price niche between Titleist and Pinnacle.

Altogether new products introduced over the past three years generated about 75% of our golf sales.

For golf balls, development and manufacturing are technology intensive, and we have a very strong position. During 1998, we widened the technology lead with 24 new golf ball patents, and we increased total golf R&D spending by 29%.

So we are very strongly positioned to compete with new entrants in this category. Our golf ball business has tremendous strengths. (Commercial shown)

This past year, enormous attention was focused on softness in the golf club market, a market that declined 10-15% worldwide in revenues. By contrast, our golf club revenues achieved solid growth, up 6% for the year.

Golf clubs account for about 30% of our total golf revenues, and we have two major brands: Titleist, targeted at low handicap players, and Cobra, with a very broad market profile.

Titleist clubs had a tremendous performance, with a sensational 31% revenue increase. The new premium-priced Titleist Titanium drivers were a huge success. We shipped over 100,000 units in 1998, amassing a 3.4% share, demonstrating that golfers will still flock to a great new product.

Titleist irons and putters now rank #1 on the PGA tour.  (Commercial shown)

Although the Titleist drivers are commanding a premium price, overall pricing is down significantly in the marketplace and for Cobra. Last year, revenues for Cobra were off 9%, in line with the 10-15% market decline. So we're moving aggressively on expenses and with new product introductions.

At the PGA show, Cobra introduced an entirely new line of Cobra "Ggravity Back" drivers and irons using new backweight technology. By placing the weight far back and directly behind the face, this new technology allows the Gravity Back drivers to get the ball airborne more easily and keep the ball straight. All you have to do is swing it! Similarly, for the new irons,


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the backweight process creates a perimeter weighted club that helps golfers hit the ball higher, longer, straighter and easier, regardless of skill level.

Shoes, gloves, and accessories account for the remaining 30% of our golf revenues. FootJoy is the #1 golf shoe, and the #1 golf glove. FootJoy is breaking through the advertising clutter with a terrific new campaign. At the PGA show, the new "sign boy" commercials literally packed them in. Take a look at three of them! (Commercials shown)

Looking to 1999, we expect another record year from the golf brands.
While the timing of new product introductions and a great 1998 quarter will create a challenging first quarter comparison, we expect record full year contribution. Longer-term, the demographics driving golf are outstanding. And with our unrivaled array of premier golf brands, we have exciting growth plans.

In office products, it was the well publicized inventory reductions by the office products trade that undermined results for a number of competitors.

Conversely, we achieved record sales and record contribution.  During
1998, several leading superstores and wholesalers initiated programs to significantly increase their own inventory turns. The pace turned up substantially in the fourth quarter. We have excellent relationships with all these customers, and we closely track their sell-through of our products.

Despite the impact of the inventory reductions on our reported sales, sell-through has been robust exceeding our sell-in by more than $40 million during 1998. So we believe the disruption is temporary.

We have a strong global leadership position in office products, with excellent product and market breadth. We also have excellent systems and a structure that facilitates the profitable integration of add-on product lines.

Smaller companies are competing with notable disadvantages in this consolidating category. This is creating many attractive opportunities for us, and we completed four office products acquisitions in 1997 and early 1998. These acquisitions were accretive in 1998, integration is progressing well, and we expect more meaningful accretion in 1999.

As with our other brand groups, new products and initiatives continue to be key growth drivers in office products. For example, we've taken Day-Timer, the premier time management brand, high tech. Day-Timer has a profitable

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multi-million dollar web commerce site that achieved a five-fold increase in its business in 1998. We're also well on the way with an innovative web-based system called Day-Timer Digital. Day-Timer Digital lets users integrate their personal schedule with automatically updated public events, such as sporting events, art exhibits, movies and concerts.

Looking ahead for the office products brands, we expect a record year in 1999, with contribution growth exceeding the 5% we achieved this past year. That record outlook incorporates our expectation that ongoing trade inventory reductions, along with pricing pressure associated with major mid-year-1998 trade consolidations, will affect comparisons through the first half.

Office products is another category with very attractive underlying growth drivers, and we are strongly positioned to capitalize on that growth.

Our home products business is performing very well. In the interest of time, I'll comment very briefly. These brands had a great year in 1998, including double-digit increases in sales and contribution. With Moen faucets and the cabinet brands, we have a particularly strong position in the very attractive kitchen and bath category. We have great brands. Great momentum. And we expect double-digit growth again in 1999 from home products.

So with strong brands, strong financial resources, and sharp focus on execution of our R-C-A strategy, we have a lot of confidence as we look to the future.

We were particularly pleased that, in the current issue of FORTUNE Magazine, we ranked as the Most Admired Company in our category, scoring substantially higher than such companies as Newell, Masco and
Stanley Works.   We also outranked our beverage competitors, including
Brown Forman and Seagram.

As noted, our spirits and wine business is performing very well. As the executive responsible for the international operations of those brands over the past decade, Tom Wilen has driven strong gains in global brand presence and profitability.

In 1997, Tom took on additional responsibility for worldwide sales and marketing. And a year ago he became Chief Operating Officer for our spirits and wine business.

Tom will highlight the strong outlook for these brands, which generate over


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a third of our total contribution.  Following Tom's remarks, we'd be glad to take your questions.  Tom ...

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                                    TOM WILEN

Thank you, Tom.

We are powerfully positioned in spirits and wine, with excellent brands, tremendous cash flow, and a strong global business. 40% of our contribution comes from markets outside the U.S., and we sell Jim Beam Bourbon in over 120 countries.

1998 was a very good year, indeed, for us. Sales were up, and we generated record contribution. Contribution was up 5% for the year. And, excluding currency translation, it was up 8%.

We have a portfolio of great brands, backed by a powerful distribution network. That portfolio starts with Jim Beam Bourbon. Jim Beam is the #1 bourbon in the world, and it's building momentum. DeKuyper is #1 - and growing - in the very profitable U.S. cordial market.

We are capitalizing on our powerful brand positions to drive healthy top line growth and even stronger bottom line growth. We have excellent operating margins, and we generate tremendous cash flow.

Tom spoke about Fortune Brands' successful R-C-A strategy. That strategy is ingrained in the culture at Jim Beam Brands.

* We focus on revenue growth through brand building and new product innovations and acquisitions. More on that in a moment.

* We have earned our reputation for high quality while maintaining the lowest cost structure in the industry. Cost containment is fundamental to our culture.

* With effective management, we continue to increase our already high asset return measures.

Let's look at the spirits market for a moment. The U.S. just completed its third consecutive year of flat to modest increases in distilled spirits consumption. This turnaround follows about twenty years of annual declines in the range of 2% - 3%. Moreover, there has been a trend toward growth in the premium brand segment.

This good news over the past three years in the marketplace coincides with our strategy to strengthen and expand our portfolio of mid to high-end consumer brands.

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Brand Building
--------------
We're building on a strong foundation led by Jim Beam and DeKuyper. Bourbon and cordial contribution is approaching two-thirds of our total brand contribution. We are devoting resources to build growth and visibility for both brands. At the same time, we are bolstering our super premium brands and our newly-acquired wine brands.

This past year, Jim Beam commanded a 23% share of the worldwide bourbon market. Including all of our bourbon brands, we had a 27% worldwide share.

Driven by a focused strategy to reach young adults, Jim Beam Bourbon global volume was up 2.5% ... that's more than 5 million cases sold. Included in this number is the new Jim Beam Black label that grew by 27% in 1998 to worldwide volume of 100,000 cases. We continued to achieve powerful growth for Jim Beam and Cola in cans and bottles. Volume was up more than 9% on sales of nearly 3 million cases.

Backed by extensive consumer research, we plan to continue building the world's #1 bourbon brand with a new high-impact global advertising campaign in 1999. And our creative marketing efforts include our popular "Jim Beam Back Room Nights" - a unique on-premise promotion that we are expanding from 4,500 nights last year to 7,000 nights this year in nearly twice as many key markets.

Now I would like to show you the existing campaigns which have been very successful in key international markets. (COMMERCIAL SHOWN)

As the #1 cordial brand in America, DeKuyper is our #1 U.S. profit center. DeKuyper had a great year in 1998, with shipments up 12.5% and revenues up 13%. Brand contribution has been surging at a double-digit pace for each of the past three years.


Pricing
-------
In the U.S. we have just implemented a significant price increase for Jim Beam, the largest increase in a decade. The increase amounts to 8% for us, excluding excise taxes. To the trade and to customers - whose price includes the excise tax - the increase will be more modest, about 5%. That amounts to an increase of about $1 on a 1.75 liter bottle or 50 cents on a
 .75 liter bottle at retail. Our research supports the timing of this new pricing.


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We have also implemented price increases on some DeKuyper and super premium brands in selected markets.

Our price increases will provide substantial resources to continue building these brands for the future. For example, 1997 and 1998 price increases yielded a 1998 sales benefit of $15 million, equivalent to 2% of total sales (excluding excise taxes).


New Products
------------
Our new product pipeline further drives profits. In 1998, we shipped 500,000 cases of Pucker. 80% of those shipments were the sensational
Sour Apple Pucker and it's still growing. Sour Apple Pucker is a true new product success story, representing 20% of total DeKuyper gross profit.

And according to extensive consumer research that we have conducted, the best may be yet to come. Get ready for Sour Watermelon Pucker, which we are currently launching nationwide. In taste tests, consumers responded extremely favorably to Sour Watermelon as they did to Sour Apple.

New products are critical to revenue growth, and our new product strategy focuses on high margin brands and categories.

To compete in the growing ultra-premium vodka category, we will introduce Vox Vodka in six markets next month. This is a category that has posted double digit growth for the past three years.

Last month, we introduced Sourz -- a sour apple schnapps for international markets -- in Canada, South Africa, Australia, the U.K and New Zealand.

The innovation we take the most pride in is the Small Batch Bourbon collection - Knob Creek, Booker's, Bakers and Basil Hayden's. With these brands, we created the fast growing super premium bourbon category. Volume for our Small Batch collection surged 70% over the past two years.

This high margin category has helped drive the turnaround of the entire bourbon category. We are investing heavily in this line with strong emphasis on runaway success Knob Creek. Our goal is to grow small batch volume by 25% in 1999.

Our other high margin, premium products continue to grow at impressive rates, ranging in 1998 from 16% to 41%. These premium brands include El


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Tesoro and Chinaco tequilas, A. de Fussigny cognacs, Tangle Ridge
Canadian Whisky and the Dalmore Single Malt Scotch.

Scotch is also a significant contributor to our bottom line. We are a major player in the worldwide Scotch market, with approximately 10% share.
That share is comparable to Seagram's and Allied Domecq's.

Geyser Peak
-----------
1998 marked a significant milestone for Jim Beam Brands - our entrance into the premium wine category. The acquisition of Geyser Peak Winery and a joint venture with McWilliam's Wines of Australia have added fast growing assets to our portfolio.

These wines add highly profitable sales and valuable distribution synergies to our business and are consistent with our strategic focus on mid to high-end consumer brands.

Geyser Peak is performing very well in the marketplace. 1998 depletions were up 14%, compared with 9% growth for the premium wine category.

We have moved quickly to capitalize on our strong spirits distribution network for the benefit of the wine brands. In fact, we've already consolidated distribution for the spirits and wine brands in 80% of the U.S. market. At the same time, our super-premium spirits brands are now benefiting from Geyser Peak's strong sales presence in restaurants and bars.

Among premium wines, Geyser Peak is a star. Prestigious international acclaim keeps pouring in ... like the coveted Robert Mondavi Trophy for 1998 Winemaker of the Year ... (Mick Schroeder)Best-Blended Red Wine in the World, by the International Wine and Spirits Circuit in London, and our popular premium Canyon Road was rated "Best Value" and "Top White
Wine Values" of 1998 by Wine & Spirits and Wine Spectator, respectively.

Asia-Pacific
------------
Finally, I want to discuss our Asia-Pacific markets. In Australia, our most profitable international market, we achieved 10% revenue growth and 11% contribution growth in local currency. Jim Beam is the #1 distilled spirit brand in Australia - outselling Scotches, vodkas and all other spirits.

In the other Far East markets, the economic difficulties had no material effect on us, simply deferring our plans to develop further the emerging markets. We weathered the economic crisis much better than our competitors. And, despite the challenges, we continue to grow our


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business in emerging markets such as China and Vietnam off a small base.

Distribution
------------
Brands alone don't ensure success in this business. You also need a strong distributor network, and we have excellent distribution in all key markets. With the current consolidation in the industry , our premier position in bourbon and cordials, and the global strength of the Jim Beam brand are serving us very well.

Conclusion
----------
As we look ahead, we're certainly very proud of our record-setting performance in 1998, capped by a great fourth quarter. With that momentum and our growth initiatives, we are very upbeat about the future. We expect another record year in 1999 with mid single digit growth in sales and contribution. And, with our tremendous cash flow, net income growth is substantially higher. We're confident in our brands, secure in our strategy and projecting solid long-term growth.


Now, back to Tom for some wrap-up remarks.


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19

                          T. C. Hays - Closing Remarks

So, we have a great deal to be pleased with at Fortune Brands. We have powerful resources, a strategy that's delivering strong sustained growth, and we have a very favorable outlook.

With that perspective, we've been disappointed that our stock appears to have been overlooked in the current market environment with its focus on very large cap and technology stocks. We believe that at current prices, our stock is undervalued on a reported earnings basis trading in the range of 16 to 17 times '99 consensus. And it is very undervalued on a cash basis around 12 to 13 times consensus.

On an EBITDA basis, our multiple currently is less than eight times, considerably lower than other successful consumer products companies'. And the stock yields nearly 3%, more than twice the yield for the S&P. Therefore, we feel our stock is substantially undervalued.

Let me give you some reasons we believe the stock is worth more.
    * First of all, we delivered earnings growth in 1998 right in line with the target we had announced a year earlier, while many competitors announced significant earnings disappointments.
    * That strong performance reflects an array of powerful strengths including:
            *  Great brands and breadth of brands in good growing categories.
            * Strong market positions that give us confidence that we can grow even faster than our categories.
            *  A business that is comparatively noncyclical.
            * And strong cash flow, which gives us substantial financial resources.
    * On Wall Street, we've achieved a dramatic transition in sell-side coverage, from just two analysts three months ago, to nine today, all with "buy" or "strong buy" recommendations. We believe we're likely to get significant additional coverage over the coming months.
    * And, perhaps most important, Fortune Brands has an excellent growth outlook. We're projecting a strong 1999 - up 10 to 11% and we have even more robust expectations long-term - 13% plus
        E.P.S. growth.

With that combination, we believe our confidence and our optimism are well placed. Now we'd be glad to take your questions.


                                      * * *

This presentation contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, the timely resolution of the Year 2000 issue, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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